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                                 UNITED STATES
                        SECURITIES AND EXCHANGE COMMISSION
                              Washington, D.C.  20549

                                   SCHEDULE 13D

                     Under the Securities Exchange Act of 1934
                                (Amendment No. 1)*


                            Chicago Rivet & Machine Co.
- -------------------------------------------------------------------------------
                                 (Name of Issuer)


                          Common Stock - $2.00 Par Value
- ------------------------------------------------------------------------------
                          (Title of Class of Securities)


                                     168088102
                    -----------------------------------------------
                                  (CUSIP Number)

                            Clay Lifflander, President
                              MMI Investments, L.L.C.
                RR1 Box 167D, Wing Road, Millbrook, New York  12545
- ------------------------------------------------------------------------------
      (Name, Address and Telephone Number of Person Authorized to Receive
                             Notices and Communications)

                                September 16, 1996
                   -------------------------------------------------
              (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-l(b)(3) or (4), check the following box [ ].

Check the following box if a fee is being paid with the statement [ ]. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-l(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).




                             SCHEDULE 13D



CUSIP No.      16808812                            Page  2  of  14  Page
         -----------------------                        ---    -----

- ------------------------------------------------------------------------------
1     NAME OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      MMI Investments, L.L.C.

      I.R.S. Identification No. -- 22-3118262
- ------------------------------------------------------------------------------
2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*               (a) [x]
                                                                      (b) [ ]

- ------------------------------------------------------------------------------
3     SEC USE ONLY


- ------------------------------------------------------------------------------
4     SOURCE OF FUNDS*

       WC,OO (See Item 3)
- ------------------------------------------------------------------------------
5     CHECK BOX IF DISCLOSURE OF LEGAL  PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) or 2(e)                                               [ ]

- ------------------------------------------------------------------------------
6     CITIZENSHIP OR PLACE OF ORGANIZATION

      Delaware
- -------------------------------------------------------------------------------
               7   SOLE VOTING POWER
NUMBER OF
SHARES             43,150
BENEFICIALLY   ---------------------------------------------------------------
OWNED BY       8   SHARED VOTING POWER
EACH
REPORTING          None
PERSON         ---------------------------------------------------------------
WITH           9   SOLE VOTING POWER

                   43,150
               ---------------------------------------------------------------
               10  SHARED DISPOSITIVE POWER

                   None
- ------------------------------------------------------------------------------
11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      43,150
- ------------------------------------------------------------------------------
12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
      SHARES*                                                             [ ]

- ------------------------------------------------------------------------------
13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      7.37%
- ------------------------------------------------------------------------------
14    TYPE OF REPORTING PERSON*

      OO (See Item 2)
- ------------------------------------------------------------------------------

                    *SEE INSTRUCTIONS BEFORE FILLING OUT!
         INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7 (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION. 2 OF 7




                                   SCHEDULE 13D


CUSIP No.      16808812                            Page   3   of   14  Pages
          ------------------                             ---      ----

- -------------------------------------------------------------------------------
1     NAME OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      Millbrook Capital Management Inc.

      I.R.S. Identification No. -- 13-3540644
- -------------------------------------------------------------------------------
2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*               (a) [x]
                                                                      (b) [ ]

- -------------------------------------------------------------------------------
3     SEC USE ONLY


- -------------------------------------------------------------------------------
4     SOURCE OF FUNDS*

      AF
- -------------------------------------------------------------------------------
5     CHECK BOX IF DISCLOSURE OF LEGAL  PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) or 2(e)                                               [ ]

- -------------------------------------------------------------------------------
6     CITIZENSHIP OR PLACE OF ORGANIZATION

      New York
- -------------------------------------------------------------------------------
               7   SOLE VOTING POWER

                   43,150
NUMBER OF      ---------------------------------------------------------------
SHARES         8   SHARED VOTING POWER
BENEFICIALLY
OWNED BY           None
EACH           ---------------------------------------------------------------
REPORTING      9   SOLE DISPOSITIVE POWER
PERSON
WITH               43,150
               ---------------------------------------------------------------
               10   SHARED DISPOSITIVE POWER

                    None
- ------------------------------------------------------------------------------
11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      43,150
- ------------------------------------------------------------------------------
12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
      SHARES*                                                            [ ]

- -------------------------------------------------------------------------------
13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      7.37%
- -------------------------------------------------------------------------------
14    TYPE OF REPORTING PERSON*

      CO
- -------------------------------------------------------------------------------

                    *SEE INSTRUCTIONS BEFORE FILLING OUT!
        INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7 (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE TTESTATION. 2 OF 7




                                SCHEDULE 13D


CUSIP No.      16808812                            Page   4   of   14   Pages
         -----------------------                         ---      -----

- ------------------------------------------------------------------------------
1     NAME OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      John S. Dyson

      Social Security No. --
- -------------------------------------------------------------------------------
2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*               (a) [x]
                                                                      (b) [ ]

- -------------------------------------------------------------------------------
3     SEC USE ONLY

- -------------------------------------------------------------------------------
4     SOURCE OF FUNDS*

      AF
- -------------------------------------------------------------------------------
5     CHECK BOX IF DISCLOSURE OF LEGAL  PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) or 2(e)                                                [ ]

- -------------------------------------------------------------------------------
6     CITIZENSHIP OR PLACE OF ORGANIZATION

      United States of America
- -------------------------------------------------------------------------------
               7   SOLE VOTING POWER

                   43,150
NUMBER OF      ----------------------------------------------------------------
SHARES         8   SHARED VOTING POWER
BENEFICIALLY
OWNED BY           None
EACH           ----------------------------------------------------------------
REPORTING      9   SOLE DISPOSITIVE POWER
PERSON
WITH               43,150
               ----------------------------------------------------------------
               10   SHARED DISPOSITIVE POWER

                    None
- -------------------------------------------------------------------------------
11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      43,150
- -------------------------------------------------------------------------------
12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
      SHARES*                                                              [ ]

- -------------------------------------------------------------------------------
13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      7.37%
- -------------------------------------------------------------------------------
14    TYPE OF REPORTING PERSON*

      IN
- -------------------------------------------------------------------------------

                     *SEE INSTRUCTIONS BEFORE FILLING OUT!
         INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7 (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION. 2 OF 7




                                SCHEDULE 13D


CUSIP No.      16808812                            Page   5   of   14   Pages
          ---------------------                          ---      ----

- -------------------------------------------------------------------------------
1     NAME OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      Clay B. Lifflander

      Social Security No. -- ###-##-####
- -------------------------------------------------------------------------------
2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                (a) [x]
                                                                       (b) [ ]

- -------------------------------------------------------------------------------
3     SEC USE ONLY

- -------------------------------------------------------------------------------
4     SOURCE OF FUNDS*

      AF
- -------------------------------------------------------------------------------
5     CHECK BOX IF DISCOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) or 2(e)                                                [ ]

- -------------------------------------------------------------------------------
6     CITIZENSHIP OR PLACE OF ORGANIZATION

      United States of America
- -------------------------------------------------------------------------------
                  7   SOLE VOTING POWER
NUMBER OF
SHARES                43,150
BENEFICIALLY      -----------------------------------------------------------
OWNED BY          8   SHARED VOTING PWOER
EACH
REPORTING             None
PERSON            -----------------------------------------------------------
WITH              9   SOLE DISPOSITIVE POWER

                      43,150
                  -----------------------------------------------------------
                  10  SHARED DISPOSITIVE POWER

                      None
- -----------------------------------------------------------------------------
11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      43,150
- -----------------------------------------------------------------------------
12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
      SHARES*                                                             [ ]

- -----------------------------------------------------------------------------
13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      7.37%
- -----------------------------------------------------------------------------
14    TYPE OF REPORTING PERSON*

      IN
- -----------------------------------------------------------------------------

                   *SEE INSTRUCTIONS BEFORE FILLING OUT!
        INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7 (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION. 2 OF 7



                     AMENDMENT NO. 1 TO SCHEDULE 13D
                     -------------------------------
      The Statement on Schedule 13D, dated May 9, 1996, (the "Schedule 13D") of MMI Investments, L.L.C. ("MMI"), Millbrook Capital Management, Inc. ("Millbrook") and Clay B. Lifflander, relating to the Common Stock, par value $2.00 per share (the "Shares") of Chicago Rivet and Machine Co., an Illinois corporation (the "Company"), is hereby amended by MMI, Millbrook, John S. Dyson and Clay B. Lifflander as set forth below. Unless otherwise defined herein, all capitalized terms have the meanings ascribed to them in Schedule 13D.

Item 2.  Identity and Background

      Item 2 of Schedule 13D is amended in its entirety to read as follows:

      (a) This statement is being filed by each of the following, who are collectively referred to herein as the "Reporting Persons":

      1.   MMI Investments, L.L.C., a Delaware limited liability company;

      2.   Millbrook Capital Management Inc., a New York corporation;

      3. John S. Dyson, sole Stockholder, a Director and Chairman of Millbrook; and

      4.   Clay B. Lifflander, a Director and President of Millbrook.

      (b) The principal business address for each of the Reporting Persons is RR1, Box 167D, Wing Road, Millbrook, New York 12545.

      (c) MMI is a limited liability company organized under the Delaware Limited Liability Company Act. MMI is engaged primarily in the business of investing in securities. Millbrook is the Manager of MMI and, as such, it has the sole power to vote and dispose of securities held by MMI.
Millbrook and each of the Millbrook Principals (as defined below) are Members of MMI.

      Millbrook is a corporation organized under the New York Business Corporation Law. Millbrook is engaged primarily in the management of investments in both publicly-traded companies and private companies. Millbrook's officers are: John S. Dyson, Chairman; Clay B. Lifflander, President; and David H. Bova, Vice President. (Collectively, Messrs. Dyson, Lifflander and Bova are herein referred to as the "Millbrook Principals".) The Millbrook Principals are the directors of Millbrook and together with Millbrook are the Members of MMI. Mr. Lifflander has revoked the proxy given previously to him by Mr. Dyson to vote the shares of capital stock of Millbrook that Mr. Dyson owns. Following the revocation of the proxy, Mr. Dyson has the power to vote the shares of Millbrook stock he owns. The principal occupation of each of the Millbrook Principals is in their respective capacities at MMI and Millbrook. The principal address of each of the Millbrook Principals is RR1, Box 167D, Wing Road, Millbrook, New York, 12545.

      (d) During the last five years, none of the Reporting Persons or Millbrook Principals has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors, if any).

      (e) During the last five years, none of the Reporting Persons or Millbrook Principals has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

      (f)  Each of the Millbrook Principals is a citizen of the United
States.

Item 3.  Source and Amount of Funds or other Consideration.

      Item 3 of Schedule 13D is amended in its entirety to read as follows:

      The aggregate cost of the 43,150 Shares beneficially owned by the Reporting Persons was approximately $1,458,077, including brokerage commissions. The acquisition of Shares held by MMI was financed with funds from MMI's working capital and general margin financing from a broker or brokers pursuant to standard margin agreements. The positions held in the margin accounts are pledged as collateral security for the repayment of debit balances in such accounts.

Item 5.  Interest in Securities of the Issuer

      Item 5 of Schedule 13D is amended in its entirety to read as follows:

      (a) As of September 16, 1996, MMI directly and beneficially owns (as defined by Rule 13d-3 under the Securities Exchange Act of 1934, as amended (the "Act")) 43,150 Shares, or 7.37% of the 585,748 Shares outstanding as of June 30, 1996 as reported by the Company in its Quarterly Report on Form 10-Q for the quarter ended June 30, 1996.

      Under Rule 13d-3 of the Act, each of Millbrook, as Manager of MMI with sole power to vote and dispose of investments held by MMI, John Dyson, as sole shareholder, Chairman and a Director of Millbrook with control of Millbrook and, indirectly, power to vote and dispose of investments held by MMI, and Clay Lifflander, as President and a Director of Millbrook with control of Millbrook and, indirectly, power to vote and dispose of investments held by MMI, has beneficial ownership of the Shares held by MMI.

      (b) Each of MMI, as the sole owner of the 43,150 Shares described herein, Millbrook, as Manager of MMI, John Dyson, as sole shareholder, Chairman and a Director of Millbrook with control of Millbrook and, indirectly, power to vote and dispose of investments held by MMI, and Clay Lifflander, as President and a Director of Millbrook with control of Millbrook and, indirectly, power to vote and dispose of investments held by MMI, has sole voting and dispositive power over such Shares.

      (c) See Exhibit 1 attached hereto for a summary of MMI's purchases of Shares to date, including the date of purchase, number of shares purchased and the price per share of each purchase.

      (d) Except as set forth herein, no person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Shares held by MMI.

      (e)  Not applicable.


Item 7.  Material to Be Filed as Exhibits

Exhibit 1   Schedule of Transactions.

Exhibit 2   Joint Filing Agreement dated September 16, 1996.



                                SIGNATURE

      After reasonable inquiry and to the best knowledge and belief of the undersigned, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

                                 MMI INVESTMENTS, L.L.C.

                                 By:  Millbrook Capital Management Inc.



                                 By:___________________________________
                                    Clay B. Lifflander
                                      President, Millbrook
                                      Capital Management Inc.


                                 MILLBROOK CAPITAL MANAGEMENT INC.


                                 By:___________________________________
                                    Clay B. Lifflander
                                      President


                                 JOHN S. DYSON


                                    ___________________________________


                                 CLAY B. LIFFLANDER


                                    ___________________________________



Dated: September 16, 1996



                                                                  EXHIBIT 1




            Shares                      Price
Date        Purchased                   Per Share
- ----        ----------                  ---------

3/7          4,000                        33.00

3/7          1,300                        38.38

3/11         200                          34.00

3/11         100                          33.88

3/12         650                          33.75

3/12         800                          34.00

3/15         500                          34.38

3/15         2,000                        34.75

3/20         2,100                        34.50

3/22         500                          35.25

4/1          100                          35.25

4/9          1,500                        34.38

4/12         200                          34.88

4/15         300                          34.50

4/18         800                          34.50

4/19         900                          34.38

4/22         200                          32.88

4/23         2,000                        33.25

4/23         1,000                        33.38

4/26         100                          31.25

4/26         500                          32.50

4/26         400                          32.25

4/26         1,000                        32.50

4/29         5,200                        32.79

4/30         6,400                        32.88

5/1          300                          33.13

5/3          100                          33.25

5/7          300                          33.25

5/9          1,000                        34.00

5/9          200                          34.25

5/9          200                          34.50

5/9          800                          34.75

5/9          300                          35.00

5/9          200                          35.25

5/9          100                          35.50

5/9          100                          35.75

5/9          200                          35.88

5/9          300                          36.00

5/17         100                          34.75

5/20         200                          34.75

5/20         100                          34.54

5/29         200                          34.75

5/29         900                          34.75

6/3          1000                         34.50

5/4          100                          34.75

6/25         1000                         35.00

6/26         800                          34.75

7/2          100                          34.50

7/3          200                          34.50

7/3          100                          34.50

7/9          100                          34.00

7/9          300                          34.50

7/11         600                          34.50

8/28         100                          32.50

8/28         100                          32.75

8/28         100                          32.75

9/12         100                          32.13

9/16         100                          32.00



                                                                Exhibit 2


                            JOINT FILING AGREEMENT

                                 In accordance with Rule 13d-l(f)(1)(iii)
under the Securities Exchange Act of 1934, as amended, the persons named below agree to the joint filing on behalf of each of them of the first amendment to the Statement on Schedule 13D originally filed on May 9, 1996 (and any subsequent amendments thereto) with respect to the Common Stock, $2.00 par value per share, of Chicago Rivet & Machine Co. This Joint Filing Agreement shall be filed as an Exhibit to such amendment.

                                 MMI INVESTMENTS, L.L.C.

                                 By:  Millbrook Capital Management Inc.



                                 By:___________________________________
                                    Clay B. Lifflander
                                      President, Millbrook
                                      Capital Management Inc.


                                 MILLBROOK CAPITAL MANAGEMENT INC.


                                 By:___________________________________
                                    Clay B. Lifflander
                                      President


                                 JOHN S. DYSON

                                    ___________________________________


                                 CLAY B. LIFFLANDER

                                    ___________________________________




Dated: September 16, 1996